Exhibit 99.333

Nextech AR Solutions Invited to Present at Jefferies Software Conference September 14-15th, 2021

VANCOUVER, B.C., Canada – July 15th, 2021 – Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of Augmented Reality (“AR”) solutions and services, is pleased to announce that Evan Gappelberg CEO-Founder of Nextech AR will present at Jefferies Software Conference September 14-15th, 2021.

Nextech’s CEO, Evan Gappelberg, will present & host 1x1 meetings at the Jefferies Software Conference taking place on September 14 - 15th, 2021.

The conference will feature company presentations, fireside chats, panels, and 1x1/small group meetings. This gathering of public & private software companies as well as leading executives, institutional investors, private equity investors and VCs will address near and long-term investment opportunities and discuss current trends in the U.S. and internationally.

For further information, please contact:

Evan Gappelberg, CEO

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

About Jefferies Financial Group Inc.

Jefferies is the largest independent, global, full-service investment banking firm headquartered in the U.S. Focused on serving clients for nearly 60 years, Jefferies is a leader in providing insight, expertise and execution to investors, companies and governments. Our firm provides a full range of investment banking, advisory, sales and trading, research and wealth management services across all products in the Americas, Europe and Asia. Jefferies’ Leucadia Asset Management division is a growing alternative asset management platform.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.